November 19, 2014

Mr. John Dana Brown
United States Securities and Exchange Commission
100 F Street, N.E. Washington D.C. 20549

Re:	Star Bulk Carriers Corp. Registration Statement on Form F-3 Filed September 19, 2014 File No. 333-198832

Dear Mr. Brown

This letter is submitted on behalf of Star Bulk Carriers Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (as so amended, the “Form F-3”) filed on September 19, 2014, as set forth in your letter dated October 14, 2014 to the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form F-3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form F-3, as applicable.

The Company has the following responses to the Staff’s comments:

General

1.
It appears that at the time of filing this registration statement not all shares being registered for resale had been issued to the selling shareholder. Please provide us with your analysis regarding whether the selling shareholder was irrevocably bound at the time of filing this registration statement to purchase all of the securities being registered in this offering, discussing for example whether there were any conditions to closing within its control. We note for example your disclosure on page 9 that “the Excel Vessels will be transferred to us in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged” (emphasis added). For guidance, please refer to Question 139.06 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response to Comment No. 1

For the reasons set forth below, the Company respectfully submits that issuance of the Company’s common shares to Excel Maritime Carriers Ltd. (“Excel” or the selling shareholder) may properly be characterized as a transaction “by an issuer not involving any public offering” that is eligible to be made pursuant to Section 4(a)(2) of the Securities Act of 1933.  As a result, the resale of the 29,917,312 common shares to be issued to Excel (the “Excel Vessel Share Consideration”) may properly be registered on Form F-3 even though a portion of the Excel Vessel Share Consideration had not been issued at the time the Form F-3 was filed.

Background

As disclosed in the Form F-3, on August 19, 2014, the Company entered into the Vessel Purchase Agreement (the “Vessel Purchase Agreement”) with Excel pursuant to which the Company agreed to acquire 34 dry bulk vessels owned by Excel (the “Excel Vessels”) for the Excel Vessel Share Consideration and $288.4 million in cash.

The Vessel Purchase Agreement was furnished as Exhibit 99.1 to a Report on Form 6-K of the Company on September 3, 2014.1

The Vessel Purchase Agreement provides that the Excel Vessels (and in the case of three vessels, the vessel owning entities) will be transferred to the Company in a series of closings, on a vessel-by-vessel basis, in general, upon reaching port after their current voyages and cargoes are discharged. As of October 22, 2014, 14 of the 34 Excel Vessels had been delivered to the Company in accordance with this procedure. The Company expects to receive the remaining 30 Excel Vessels by the end of 2014.

The Vessel Purchase Agreement provides that the Company will pay the cash and Excel Vessel Share Consideration relating to each Excel Vessel to Excel at the transfer of each such Excel Vessel, as specified in the Vessel Purchase Agreement.  As of October 22, 2014, the Company had issued 10,538,050 common shares and paid $97,759,448 million of cash for the Excel Vessels that had been delivered.

We refer to the foregoing transactions, together, as the “Excel Transactions.”

Analysis

Section 4(a)(2) of the Securities Act exempts from the registration requirements of Section 5 of the Securities Act any “transactions by an issuer not involving any public

___________________________
1  For your convenience, a copy of the Vessel Purchase Agreement may be found at the following link: http://www.sec.gov/Archives/edgar/data/1386716/000091957414005077/d6095691_ex99-1.htm offering.” The Commission has clarified that “[w]hether a transaction is one not involving any public offering is essentially a question of fact and necessitates a consideration of all surrounding circumstances, including such factors as the relationship between the offerees and the issuer, the nature, scope, size, type and manner of the offering.” Release No. 33-4552 (November 6, 1962). The Commission has also clarified that “[w]hen the primary sale will be made in reliance upon the Section 4(2) exemption, having a registration statement for resale on file before the private offering takes place would cast doubt upon the validity of the exemption because distribution is clearly contemplated. Also, the registration of a secondary offering under such circumstances may call into question whether the offering is a genuine secondary.”  Securities Act Rules Compliance and Disclosure Interpretation 139.06 (“C&DI 139.06”)

C&DI 139.06 also states, in relevant part: “The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.”

An analysis of the various factors specified in C&DI 139.06 supports the conclusion that the issuance of the Excel Vessel Share Consideration to Excel is a valid private placement under Section 4(a)(2) of the Securities Act, and the resale of the Excel Vessel Share Consideration can be registered on Form F-3.

At the time of filing the Form F-3, Excel had been irrevocably bound, since August 19, 2014, to purchase the Excel Vessel Share Consideration, and the conditions to its obligation to purchase were outside of its control.

Upon entering into the Vessel Purchase Agreement on August 19, 2014, Excel was irrevocably bound to deliver the Excel Vessels and receive the relevant consideration specified in the Vessel Purchase Agreement, which included the Excel Vessel Share Consideration.  The conditions precedent to Excel’s obligation to accept the Excel Vessel Share Consideration are all outside of Excel’s control.  The Form F-3 was not filed until September 19, 2014.

Excel cannot terminate the Excel Transactions, except under limited circumstances, which are customary for asset acquisition agreements. According to Section 10.1 of the Vessel Purchase Agreement, each delivery of an Excel Vessel can only be terminated under certain circumstances, none of which is in the control of Excel:

—	By mutual agreement between Excel and the Company;

—	If a governmental body has issued a final, non-appealable order prohibiting the delivery of the Excel Vessel;

—
By a party if there is an inaccuracy in the other party’s representations and warranties or  a covenant breach or default under the Vessel Purchase Agreement by the other party under the Vessel Purchase Agreement or the various individual vessel transfer agreements (each, a “Excel Vessel MOA”) such that the conditions in the Vessel Purchase Agreement for delivery of the Excel Vessel would not be able to be satisfied;

—	By the Company if the Excel Vessel is being transferred pursuant to a transfer of the vessel owning company is a total loss; and

—
By a party if other conditions precedent (the “Vessel Closing Conditions Precedent”) to its obligation to complete the Excel Vessel transfer are not fulfilled (provided that a party whose conduct substantially results in the failure of the conditions precedent may not assert the failure to fulfill conditions precedent as a reason for termination).

The Vessel Closing Conditions Precedent for Excel’s obligation to close the transfer of an Excel Vessel (contained in Section 8.1 of the Vessel Purchase Agreement) are:

—
The Company’s representations and warranties in the Vessel Purchase Agreement and the Excel Vessel MOA for such Excel Vessel are true and correct such that they would not materially impair the consummation of the Excel Vessel transfer and would not be material to Excel and its subsidiaries, taken as a whole;

—
The Company shall have complied with its covenants in the Vessel Purchase Agreement, the Excel Vessel MOA and the other ancillary agreements (including the Registration Rights Agreement) in all material respects with respect to the Excel Vessel transfer;

—	The Company shall have executed the relevant Excel Vessel MOA;

—
All conditions precedent in the relevant Excel Vessel MOA (which relate to the delivery of payment for the Excel Vessel and its fuel by the Company) for the delivery of the Excel Vessel by Excel are satisfied;

—	No orders by a governmental body shall have been issued to prohibit the transfer of the Excel Vessel;

—	The Company shall have caused the common shares to be issued as Excel Vessel Consideration to have been listed on NASDAQ; and

—	There has been no material adverse change to the Company.

All of these conditions cannot be asserted by Excel if it causes the failure of the conditions precedent.

None of the conditions precedent would allow Excel to control whether it is obligated to accept the Excel Vessel Share Consideration or not.  Therefore, Excel was irrevocably bound at the time it entered into the Vessel Purchase Agreement to purchase the Excel Vessel Share Consideration, subject only to conditions outside its control.

The purchase price of the Excel Vessels was established at the time the Vessel Purchase Agreement was signed and is not contingent on the market price of the Company’s shares at the time of effectiveness of the Form F-3, so Excel’s investment decision was made on August 19, 2014.

According to the Vessel Purchase Agreement, the Company agreed to acquire the Excel Vessels for an aggregate of 29,917,312 common shares and $288.4 million in cash. The total consideration was determined on August 19, 2014, upon the execution of the Vessel Purchase Agreement, and was based on the average of three vessel appraisals by independent vessel appraisers.  The aggregate amount of consideration for all 34 Excel Vessels (or their vessel owning entities) and the amount of consideration payable for each Excel Vessel is fixed in the Vessel Purchase Agreement (or their vessel owning entities).  From the perspective of Excel, the amount of its payment for the Excel Vessel Share Consideration (combined with the cash consideration) is fixed at the 34 Excel Vessels and is not related to the market price of the Company’s common shares at the time of the Form F-3’s effectiveness.

For this reason, since Excel cannot change the amount of consideration for the 34 Excel Vessels, since August 19, 2014 (the date of the Vessel Purchase Agreement), it has entirely assumed the market risk of a possible downturn in the value of the Company’s common shares, indicating that the private placement of the Excel Vessel Share Consideration (and Excel’s investment decision with respect to such shares) occurred on the date of the Vessel Purchase Agreement, which was a month before the Form F-3 was filed, on September 19, 2014.

Clarification of original submission.

In the Form F-3, as you have pointed out, the Company states that “the Excel Vessels will be transferred to us in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged.” (emphasis added). The use of the words “in general” was not intended to indicate that Excel has any power to change the terms of the Vessel Purchase Agreement.

The words “in general” were used because not all of the Excel Vessels will be transferred at the end of their current voyages when their cargoes are discharged.  Thirty-one of the Excel Vessels will be transferred as individual vessels at the end of their current voyages, while three Excel Vessels will be transferred subject to existing charters (Christine (tbr Star Martha), Sandra (tbr Star Pauline) and Lowlands Beilun (tbr Star Despoina)), in which case the vessel owning entities will be transferred to the Company at a time when their vessel is on the ballast leg of a voyage or in port, cargo free.

Conclusion:

Based on the foregoing, the Company believes and respectfully submits that the issuance of the Excel Vessel Share Consideration to Excel as consideration under the Vessel Purchase Agreement was a private placement of securities under Section 4(a)(2) of the Securities Act that irrevocably occurred on August 19, 2014, and the resale of such shares can therefore be registered under the Form F-3, even though a portion of these shares had not been issued to Excel at the time the Form F-3 was filed.

Exhibit 5.1
2.
It appears that some shares being registered in this offering have not been issued. Please have counsel revise the legality opinion to state that unissued shares will be legally issued, fully paid and non-assessable.

Response to Comment No. 2

The legality opinion of counsel will be revised to state that the unissued shares will be legally issued, fully paid and non-assessable when they are issued as payment for the Excel Vessels under the Vessel Purchase Agreement.

*      *      *

If you should have any questions about this letter, please call me at 011-30-210-617-8400.

Very truly yours,

Star Bulk Carriers Corp.

By:	/s/ Christos Begleris
Name: Christos Begleris
Title: Co-Chief Financial Officer

cc:	Robert E. Lustrin, Seward & Kissel LLP Lawrence G. Wee, Paul, Weiss, Rifkind, Wharton & Garrison LLP